EXHIBIT 21

Subsidiaries of United Community Banks, Inc.

Subsidiary	State of Organization
United Community Bank	Georgia

United Community Insurance Services, Inc.	Georgia

Brintech, Inc.	Florida

Union Holdings, Inc.	Nevada

Union Investments, Inc.	Nevada

United Community Mortgage Services, Inc.	Georgia

United Community Development Corporation	Georgia

United Community Bank	North Carolina

Carolina Holdings, Inc.	Nevada

Carolina Investments, Inc.	Nevada

United Community Bank Tennessee	Tennessee

Liberty National Bank	Georgia

United Community Capital Trust	Delaware

United Community Capital Trust II	Delaware

United Community Statutory Trust I	Connecticut

Fairbanco Capital Trust I	Delaware

Better Government Committee of United Community Banks, Inc.	Georgia

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